THE STALLION GROUP

January 11, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0405,
450 Fifth Street,
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	The Stallion Group
Registration Statement on Form SB-2 Filed on January 11, 2005
File Number 333-118360

We have reviewed your comment letter dated October 08, 2004 received by facsimile on December 08, 2004, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable.

Cover Page

1.
We confirm the cover page will be only one page. Our printers will make the appropriate adjustments to print the cover page as a single page in a reduced font. That single page will be on the outside of the registration statement. We will repeat the cover page inside the registration statement in the same font as appears in our filing in order to make it easier to read for prospective investors. To that end, we have attached as a supplemental filing a copy of the cover page in reduced font size in an approximation of what our printers will produce.

Risk Factors Risk 5 – page 11

2.	We have removed the last sentence of the discussion of the risk which mitigated the risk as stated. The risk now reads in its entirety:

“5. As a result of the concurrent offering between selling shareholders and Stallion, the offering by Stallion may not be fully subscribed.

5728 – 125A Street, Surrey, B.C.     V3X 3G8     Canada
Phone: (604) 597-0028     Fax: (604) 590-3123     e-mail: gwwilliams@shaw.ca

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
January 11, 2005

Stallion and the selling shareholders will be offering their shares at the same time. The sale of shares by the selling shareholders is not contingent upon the Company selling the minimum offering. We do not believe that there will be any impact on our ability to sell shares under this offering during a coincident secondary offering by the selling shareholders because we have no reason to believe we will be approaching the same potential investors.”

In addition, we have updated our audited financial statements to November 30, 2004 and have included them with the filing. Further, all references to the May 31, 2004 audited financial statements in the registration statement have been altered to reflect a date of November 30, 2004. Finally, any and all financial information or calculation in the registration statement has been updated to November 30, 2004. We specifically refer to working capital, expenses incurred, NTBV, dilution and so on.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
THE STALLION GROUP

     /s/ "Gerald W. Williams"

Gerald W. Williams
President